August 30, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn : Mr. Chad Eskildsen

(202) 551-6964

RE:

Catalyst Funds  (the “Registrant”)

Pre-Effective Amendment No. 1 on Form N-14

File Nos. 333-145348

Dear Mr. Eslikdsen:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Marc Collins on August 23, 2007, with respect to the above-referenced filing.  The Proxy/Prospectus and exhibits have been revised to reflect your comments and are included in the Registrant's Pre-Effective Amendment No. 1.

Your comments are set forth below, and each is followed by the Registrant’s response.

Comment 1:

You suggested the word "converted", as used in the Letter of Shareholders and at several locations in the Proxy/Prospectus, be changed to "merge".

Response 1:

At your request, those references have been changed.

Comment 2:

You commented that the order of "Overview of the OPTI-Fund and New Fund", "Comparison of Principal Risk Factors" and "Comparative Fee Tables" in the Proxy/Prospectus should be changed to conform to the order of the presentation in the instructions to Form N-14.

Response 2:

We have moved requested sections to conform with Item 3 of Form N-14.

Comment 3:

You requested that we highlight the differences, if any, between the investment limitations and objectives of the OPTI-Fund and the New Fund.  Additionally, you requested that we provide additional disclosure related to what impact, if any, those changes would have on the Funds and shareholders.

Response 3:

We have edited the applicable paragraph as follows (new disclosure underlined):

Since New Fund has been created as a shell series of New Trust solely for the purpose of the Proposed Reorganization, it has investment objectives and principal investment policies and strategies that are substantially identical to those of the OPTI Fund. However, New Fund will not be subject to the following investment limitations that currently apply to the OPTI Fund: (1) the fundamental restriction that does not allow the fund to sell physical commodities; (2) the fundamental restriction that does not allow the fund to lend portfolio securities; and (3) the non-fundamental restrictions that has limited the OPTI Fund from investing more than 10% of its assets in direct investments (the New Fund will be permitted to invest up to 25% of its assets in direct investments).   These limitations are being changed to correspond to the limitations for other funds included in the Catalyst Funds complex.  The portfolio manager has no immediate plans to purchase physical commodities or lend portfolio securities.  Should the portfolio manager decide to pursue such activities the New Fund may be subject to additional volatility consistent with trading commodities and the credit risks associated with lending portfolio securities.  The portfolio manager currently intends to use direct investments to purchase securities of “mega-cap” issuers, in lieu of large-cap mutual funds, when his model indicates such investments are appropriate.  See also the discussion of risks under “Comparison of Principal Risk Factors” in this Prospectus and under “Additional Information About Investments and Risks” in the Statement of Additional Information.

Comment 4:

You requested the in the Fee Tables, we include the word "pro forma" before references to the New Fund.

Response 4:

We have made the requested change to the disclosure.

Comment 5:

You noted in footnote 5 to the Tee Table for the Class C shares, a reference to Class A shares should be changed to a reference to Class C shares.

Response 5:

The suggested correction has been made.

Comment 6:

You noted that the Registrant failed to include disclosure required by Item 5(a)(1)(iii) of Form N-1A related to where a discussion regarding the Board's approval of management agreement may be reviewed.

Response 6:

We have included the necessary disclosure indicating that the required discussion, for both the advisory and sub-advisory  contracts will be included in the Fund's annual report for the period ended December 31, 2007.

Comment 7:

You requested that we provide additional disclosure indicating that shareholder approval of the proposed reorganization would also include shareholder approval of the proposed change to the investment limitations of the New Fund.

Response 7:

We have made the following revisions to the applicable sentence (additional language underlined):

In approving the Reorganization Plan, you are also approving CCA as New Fund's investment adviser, PROACTIVE as New Fund's sub-adviser and the previously described changes to the investment limitations for New Fund.

Comment 8:

You asked that we consider additional disclosure related to the effect of the reorganization on capital loss carry forwards that might be available to the New Fund.

Response 8:

We consulted with tax counsel and as a result determined that the reorganization would have no impact on the capital loss carry forwards.  Nevertheless, we have included the following additional disclosure to the applicable paragraph (new language underlined:

The exchange of the OPTI Fund's assets for New Fund's shares and the latter's assumption of the OPTI Fund's liabilities is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended ("Code").  As such, the reorganization should have no impact on capital loss carry forwards available to the New Fund.  As a condition to consummation of the Proposed Reorganization, each Trust will receive an opinion Thompson Hine LLP ("Opinion"), substantially to the effect that, based on the facts and assumptions stated therein as well as certain representations of each Trust and conditioned on the Proposed Reorganization's being completed in accordance with the Reorganization Plan, for federal income tax purposes . . .

Comment 9:

You noted that the section entitled "Dividends Distributions and Taxes", originally part of the registration statement for the New Fund was omitted from Appendix B of the Proxy/Prospectus.

Response 9:

The disclosure has been added to Appendix B of the Proxy/Prospectus.

Comment 10:

You noted that the information contained in the capitalization tables (Appendix D), was outdated.

Response 10:

We have provided updated capitalization information as of July 31, 2007, as requested.

Comments 11:

You noted in the original N-14, no auditor's consent was included, although the financial statement of the OPTI-Fund were incorporated by reference.

Response 11:

We have obtained and included in the Pre-Effective Amendment, the required consent of the Fund's auditor.

Comment 12:

You noted that the tax opinion of Thompson Hine LLP included in the initial registration statement on Form N-14 did not include a conformed  signature in the EDGAR formatted version.

Response 12:

The conformed signature has been added in the refiled opinion which was an exhibit to the Pre-Effective Amendment.  In addition, we have included the consent of Thompson Hine LLP to use the opinion.

Comment 13:

In subsequent conversations, you requested we clarify that and reimbursements to the Adviser of waived and paid expenses would not available only if the amounts do not exceed the maximum fee cap at the time the waivers were established, not at the maximum fee cap in effect at the time of the waivers are reimbursed.

Response 13:

In the definitive filing, we will include disclosure to make clear that the reimbursement are only available in the event they do not cause the expense ratio to exceed the maximum cap in place at the time the waivers were accrued.

 The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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Please contact me at (513) 352-6774 if you should require any further information.

Sincerely,

/s/ Marc L. Collins